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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69538

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Hollister Associates, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

257 River Oak Drive

(No. and Street)

Mount Pleasant	**SC**	**29464**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William B. Portwood	**404-317-4781**	bportwood@hollisterassociatesllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ascent CPA Group, LLC

(Name – if individual, state last, first, and middle name)

3372 Peachtree Road, NE Suite 115	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)
12/19/2017		6419	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Portwood _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hollister Associates, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CFO _____

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HOLLISTER ASSOCIATES, LLC

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2025

HOLLISTER ASSOCIATES, LLC
TABLE OF CONTENTS



Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3372 Peachtree Road, NE - Suite 115
Atlanta, GA 30326
https://www.ascentcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Hollister Associates, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hollister Associates, LLC as of December 31, 2025, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hollister Associates, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hollister Associates, LLC's management. Our responsibility is to express an opinion on Hollister Associates, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hollister Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Hollister Associates, LLC's financial statements. The supplemental information is the responsibility of Hollister Associates, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ascent CPA Group, LLC

We have served as Hollister Associates, LLC's auditor since 2021.
Atlanta, Georgia
February 27, 2026

HOLLISTER ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	270,030
Accounts receivable		1,260,027
TOTAL ASSETS	$	**1,530,057**

LIABILITIES & MEMBERS' EQUITY

LIABILITIES

Accounts payable	$	1,264,445
TOTAL LIABILITIES		1,264,445

MEMBERS' EQUITY

Additional paid-in-capital		55,601
Retained earnings		210,011
TOTAL MEMBERS' EQUITY		265,612
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	**1,530,057**

HOLLISTER ASSOCIATES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenue:

Commissions and fees	$	47,689,036
Consulting fees		6,136,213
Representative fees		2,179,906
Interest and other income		3,957
Total Revenue		56,009,112

Operating Expenses:

Bank service charges	15,839
Commissions	47,537,006
Consulting fees	6,126,095
Insurance	2,144
Professional fees	241,746
Travel, meals, and entertainment	3,317
Office expenses	775
Compensation	271,500
Regulatory fees	321,200
Training and education	290
Technology	167,349
Total Expenses	54,687,261

Net Income	$	1,321,851

HOLLISTER ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Members' Equity - January 1, 2025	$	297,761
Distributions		(1,354,000)
Net Income		1,321,851
Members' Equity - December 31, 2025	$	265,612

HOLLISTER ASSOCIATES, LLC
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:

Net Income	$	1,321,851
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		547,595
Accounts payable		(526,992)
Net cash provided by (used in) operating activities		1,342,454
Cash flows from financing activities		
Distributions		(1,354,000)
Net cash provided by (used in) financing activities		(1,354,000)
Net increase (decrease) in cash		(11,546)
Cash as of January 1, 2025		281,576
Cash as of December 31, 2025	$	270,030

HOLLISTER ASSOCIATES, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2025

The Company did not and has not had any subordinated liabilities.

HOLLISTER ASSOCIATES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business

Hollister Associates, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a limited liability company organized under the laws of the State of South Carolina.

The Company was approved as a broker-dealer on April 8, 2015 by the SEC and FINRA. The Company provides mergers and acquisition services, capital raising, and consulting services to institutions and funds through associated persons.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, in reliance on footnote 74 to SEC Release Number 34-70073 dated July 30, 2013, the Company is exempt from Rule 15c3-3 as it does not hold customer funds or securities.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflects all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 and may from time to time be in excess of those limits. As of December 31, 2025, the Company maintained $270,030 in two bank accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable represents amounts that have been earned and have been billed to associated persons of the Company. An allowance for credit losses is an estimate based on historical account write-off trends, facts about the current financial condition of the client, the age of past due accounts, forecasts of future operating results based on current trends, and macroeconomic factors. As of December 31, 2025, the Company considered 100% of the receivables to be collectible, therefore no allowance for non-collectability was necessary.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in United States' Generally Accepted Accounting Principles ("GAAP"). The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

Revenue Recognition, Continued

Consulting fees are substantially reported based on an hourly rate or arranged project rate, and billed on a monthly or quarterly basis and recognized when earned, including success fees earned in connection with mergers and acquisitions advisory services and other investment banking services. Commissions and fees are recognized under the terms of the contract and understanding of the parties. Any other fees are success based and are recognized at the close of the transaction. Consulting and commissions earned are generally passed on to associated persons as commission or consulting expenses with a small percentage retained by the Company in some instances. Representative fees are billed monthly to participating associated persons and are recognized in the month of service and is the primary operating revenue of the Company. As of January 1, 2025, the Company the accrued $35,318 in accounts receivable from representatives and $1,774,235 in accounts receivable from clients for commissions due in equal installments. As of December 31, 2025, installments that are due beyond one year total $0. Management has evaluated the impact of discounting these receivables to present value and has determined that the effect would not be material to the financial statements.

Income Taxes

As a limited liability company taxed as a partnership, the Company does not incur income taxes. Instead, its earnings are included in the members' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

Note 2 - Certain Significant Risks and Uncertainties

The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company might be subject to a variety of legal proceedings, including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations, audits, and requests for information by various governmental regulatory agencies and self-regulatory organizations in jurisdictions where the Company does business. During the year ending December 31, 2025, the Company was not subject to any lawsuits or arbitrations.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $260,646 which was $255,646 in excess of its statutory minimum net capital requirement of $5,000 and $176,350 in excess of its aggregate indebtedness minimum net capital requirement of $84,296.

Note 4 - Subsequent Events

Management has evaluated the effect subsequent events would have on the financial statements of the Company at December 31, 2025 through February 27, 2026, the date the financials were available to be issued. The Company has no items to report.

Note 5 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital , which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Statement of Income presents the segment revenue and expenses for the year ending December 31, 2025.

HOLLISTER ASSOCIATES, LLC
SCHEDULE I COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2025

Net Capital

Total Members' Equity	$	265,612
Less: Non-Allowable Assets	$	4,966
Net Capital	$	260,646

Computation of Basic Net Capital Requirements

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	84,296
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Required	$	84,296
Excess Net Capital	$	176,350

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	1,264,445
Percent of Aggregate Indebtedness to Net Capital		485.12%

Reconciliation with FOCUS Report

Net Capital Computation	$	260,646
FOCUS IIA Net Capital Computation	$	260,646
Difference	$	-

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2025 as filed by Hollister Associates, LLC on X-17a-5. Accordingly, no reconciliation is necessary.

HOLLISTER ASSOCIATES, LLC
SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is not applicable for Hollister Associates, LLC at and for the year ended December 31, 2025.

HOLLISTER ASSOCIATES, LLC
SCHEDULE III INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is not applicable for Hollister Associates, LLC at and for the year ending December 31, 2025.

HOLLISTER ASSOCIATES, LLC
EXEMPTION REPORT

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

(3) The Company limits its business activities to private placements/capital raising, referrals, and mergers and acquisitions/advisory services

(4) The Company: 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; 2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, William B. Portwood, swear and affirm that, to the best knowledge and belief of the broker-dealer, this exemption report is true and accurate.

_____
William B. Portwood
CFO

2-26-26
Date



Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3372 Peachtree Road, NE - Suite 115
Atlanta, GA 30326
https://www.ascentcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Hollister Associates, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Hollister Associates, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement/capital raising, referrals, and mergers and acquisitions/advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hollister Associates, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hollister Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ascent CPA Group, LLC

Atlanta, Georgia
February 27, 2026